Exhibit 2.7

AMENDMENT TO PROMISSORY NOTES

This AMENDMENT (the “Amendment”) to each of the Promissory Notes (as defined below) is made and entered into as of March 18, 2002, by and between Joseph Y. Liu and Oplink Communications, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Company previously made loans to Mr. Liu as evidenced by the following promissory notes (collectively, the “Promissory Notes”): (i) promissory note dated April 3, 2001 in the aggregate principal amount of $3,657,500; (ii) promissory note dated November 27, 2001 in the aggregate principal amount of $828,750; and (iii) promissory note dated November 28, 2001 in the aggregate principal amount of $5,582,501.10; and

WHEREAS, the Company and Mr. Liu now desire to amend the terms of the Promissory Notes as set forth below.

AGREEMENT

NOW, THEREFORE, the parties hereto mutually agree that all consents or conditions required to be obtained or satisfied under the Promissory Notes in connection with this Amendment are hereby given and that each of the Promissory Notes is amended as follows:

1.    MODIFICATIONS.  Section 1 of each of the Promissory Notes is hereby amended to read in its entirety as follows:

1.    Principal Repayment.  The outstanding principal amount and any accrued and unpaid interest hereunder shall be due and payable in one lump sum on March 19, 2007 (the “Maturity Date”).

Notwithstanding anything to the contrary set forth in Section 3 relating to the outstanding principal and any accrued and unpaid interest becoming immediately due and payable in the event that Mr. Liu’s employment or directorship with the Company is terminated (and Holder’s right to require the undersigned to immediately sell any or all of the Company’s common stock held in escrow to prepay or repay the Promissory Note(s)), the Company shall not be entitled to accelerate the Maturity Date and thereby require the undersigned to prepay (or repay) the outstanding principal amount and any accrued and unpaid interest prior to the Maturity Date in the event that Mr. Liu’s employment or directorship with the Company is terminated.

2.    GENERAL.

2.1    Continuing Effect; No Waiver.  All other provisions of the Promissory Notes and related stock pledge agreements remain in full force and effect and unmodified by this Amendment. The parties hereby acknowledge that nothing in this Amendment shall be construed as a waiver on behalf of the Company or Mr. Liu of any other rights or obligations under the aforementioned agreements.

2.2    Counterparts.  This Amendment may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same instrument.

2.3    Entire Agreement.  This Amendment, the Promissory Notes (as amended herein) and the related stock pledge agreement constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.

2.4    Governing Law.  This Note shall be governed by, and construed, enforced and interpreted in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

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IN WITNESS WHEREOF, the parties hereto have executed this AMENDMENT as of the date set forth in the first paragraph hereof.

/s/ JOSEPH Y. LIU
JOSEPH Y. LIU

OPLINK COMMUNICATIONS, INC.,

Signature:	/s/ BRUCE D. HORN

Print Name:	Bruce D. Horn

Title:	CFO

[Amendment to Promissory Notes Signature Page]